CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 1 (the "Amendment") to the Annual Report on Form 40-F (the "Annual Report") of Hive Digital Technologies Ltd. (the "Company") of our report dated June 24, 2024 relating to the Company's consolidated financial statements for the years ended March 31, 2024 and 2023 which were filed on June 24, 2024 as Exhibit 99.2 to the Annual Report.

We also consent to the incorporation by reference in the Registration Statement No. 333-274054 on Form F-10 (the "Registration Statement") of the Company of our report dated June 24, 2024 referred to above. We also consent to the reference to us under the heading "Interests of Experts," which appears in the Annual Information Form filed as Exhibit 99.1, which incorporated by reference in this Amendment, and is also incorporated by reference in such Registration Statement.

Vancouver, Canada	/s/ DAVIDSON & COMPANY LLP Chartered Professional Accountants

Date: June 25, 2024